Exhibit 99.1

Crystal Financial LLC

(A Delaware Limited Liability Company)

Consolidated Financial Statements

Years Ended December 31, 2018 and December 31, 2017

Crystal Financial LLC

(A Delaware Limited Liability Company)

Index

Years Ended December 31, 2018 and December 31, 2017

Page(s)

Independent Auditor’s Report	1

Consolidated Financial Statements

Consolidated Balance Sheets	2

Consolidated Statements of Operations	3

Consolidated Statements of Changes in Redeemable Ownership Units and Member’s Equity	4

Consolidated Statements of Cash Flows	5

Notes to Consolidated Financial Statements	6–19

Independent Auditor’s Report To the Board of Directors and Member of Crystal Financial LLC

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Crystal Financial LLC and its subsidiary (the “Company”) which comprise the consolidated balance sheets as of December 31, 2018 and 2017, and the related consolidated statements of operations, changes in member’s equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements, (collectively, the financial statements).

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ RSM US LLP

Boston, Massachusetts

February 13, 2019

RSM US LLP is the U.S. member firm of RSM International, a global network of independent audit, tax, and consulting firms. Visit rsmus.com/aboutus for more information regarding RSM US LLP and RSM International.

Crystal Financial LLC

(A Delaware Limited Liability Company)

Consolidated Balance Sheets

Years Ended December 31, 2018 and December 31, 2017

	2018	2017
Assets:
Cash and cash equivalents	$20,506,906	$109,133,330
Restricted cash	9,967,576	3,014,347
Loan interest and fees receivable	2,939,698	1,801,045
Loans	413,918,584	300,594,941
Less: Unearned fee income	(6,359,566)	(4,775,168)
Allowance for loan losses	(7,783,068)	(5,664,442)

Total loans, net	399,775,950	290,155,331
Investment in equity securities	8,984,205	—
Fixed assets, net	48,316	70,138
Tradename	3,700,000	3,700,000
Goodwill	5,156,542	5,156,542
Investment in Crystal Financial SBIC LP	32,139,735	31,308,731
Loan to Crystal Financial SBIC LP	—	1,025,000
Other assets	3,200,659	3,100,558

Total assets	$486,419,587	$448,465,022

Liabilities:
Revolving credit facility	$205,990,202	$176,454,049
Accrued expenses	12,288,608	11,061,381
Distributions payable	7,500,000	7,900,000
Other liabilities	3,099,787	1,444,227
Collateral held for borrower obligations	4,273,937	1,144,186

Total liabilities	233,152,534	198,003,843

Commitments and Contingencies (Note 6)
Member’s equity:
Class A units	279,191,400	279,191,400
Accumulated deficit	(25,924,347)	(28,730,221)

Total member’s equity	253,267,053	250,461,179

Total liabilities and member’s equity	$486,419,587	$448,465,022

The accompanying notes are an integral part of these consolidated financial statements.

Crystal Financial LLC

(A Delaware Limited Liability Company)

Consolidated Statements of Operations

Years Ended December 31, 2018 and December 31, 2017

	2018	2017
Net interest income:
Interest income	$48,521,345	$50,886,443
Interest expense	10,144,031	9,348,138

Net interest income	38,377,314	41,538,305
Provision (credit) for loan losses	2,438,767	(1,712,817)

Net interest income after provision for loan losses	35,938,547	43,251,122

Operating expenses:
Compensation and benefits	10,657,015	11,040,654
Occupancy and equipment	901,541	872,372
General and administrative expenses	1,577,534	2,042,947

Total operating expenses	13,136,090	13,955,973

Other income (expense):
Interest in earnings of equity method investee	6,458,627	1,859,739
Unrealized gain on investment in equity securities	3,777,593	—
Tradename impairment	—	(10,820,000)

Total other income (expense), net	10,236,220	(8,960,261)

Realized gain (loss) from foreign currency transactions, net	90,395	(2,789,448)
Realized loss from hedging, net	—	(534,582)
Unrealized gain (loss) from foreign currency translations, net	(103,198)	3,740,410
Unrealized loss from hedging, net	—	(360,313)

Net income	$33,025,874	$20,390,955

The accompanying notes are an integral part of these consolidated financial statements.

Crystal Financial LLC

(A Delaware Limited Liability Company)

Consolidated Statements of Changes in Member’s Equity

Years Ended December 31, 2018 and December 31, 2017

	Class A Units	Accumulated Deficit	Total Member’s Equity
Balance, December 31, 2016	$279,191,400	$(17,521,176)	$261,670,224
Distributions	—	(31,600,000)	(31,600,000)
Net income	—	20,390,955	20,390,955

Balance, December 31, 2017	279,191,400	(28,730,221)	250,461,179
Distributions	—	(30,220,000)	(30,220,000)
Net income	—	33,025,874	33,025,874

Balance, December 31, 2018	$279,191,400	$(25,924,347)	$253,267,053

The accompanying notes are an integral part of these consolidated financial statements.

Crystal Financial LLC

(A Delaware Limited Liability Company)

Consolidated Statements of Cash Flows

Years Ended December 31, 2018 and December 31, 2017

	2018	2017
Cash flows from operating activities:
Net income	$33,025,874	$20,390,955
Adjustments to reconcile net income to net cash provided by operating activities:
Provision (credit) for loan losses	2,438,767	(1,712,817)
Accretion of original issue discount	(797,509)	(92,084)
Amortization of deferred financing costs	627,157	611,883
Tradename impairment	—	10,820,000
Depreciation and amortization	66,112	104,489
Paid-in-kind interest and fee income	(81,913)	(339,053)
Interest in earnings of equity method investee	(6,458,627)	(1,859,739)
Unrealized (gain) loss on foreign currency transactions	103,198	(3,739,805)
Realized (gain) loss on foreign currency transactions	(1,255)	4,111,180
Unrealized loss on hedging transactions	—	360,313
Realized loss on hedging transactions	—	534,582
Unrealized gain on investment in equity securities	(3,777,593)	—
Proceeds received at termination of hedge contracts	—	471,574
Payments made at settlement of hedge contracts	—	(1,006,156)
Net change in loan interest and fees receivable	(1,120,078)	985,328
Net change in other assets	984,204	1,229,786
Net change in unearned fees	1,613,372	(2,134,188)
Net change in accrued expenses	1,227,227	731,912
Net change in other liabilities	1,375,154	(1,628,420)

Net cash provided by operating activities	29,224,090	27,839,740

Cash flows from investing activities:
Purchases of fixed assets	(28,848)	(26,131)
Investment in term loans	(309,542,296)	(178,482,853)
Repayment of term loans	191,405,834	255,427,731
Investment in equity securities	(5,206,612)	—
Lending on revolving lines of credit, net	3,318,373	(5,996,458)
Repayment of (lending on) loan to Crystal Financial SBIC LP, net	1,025,000	(405,000)
Investment in Crystal Financial SBIC LP	—	(7,447,344)
Distributions received from Crystal Financial SBIC LP	5,627,623	3,979,195
Net change in collateral held for borrower obligations	3,129,751	(891,739)

Net cash (used in) provided by investing activities	(110,271,175)	66,157,401

Cash flows from financing activities:
Net borrowings (paydowns) on revolving credit facility	31,750,718	(2,764,265)
Distributions to members	(30,620,000)	(31,600,000)
Payment of debt issue costs	(1,751,020)	(7,527)
Payment of capital lease obligations	(5,808)	(5,614)

Net cash used in financing activities	(626,110)	(34,377,406)

Net change in cash, cash equivalents, and restricted cash	(81,673,195)	59,619,735
Cash, cash equivalents, and restricted cash at beginning of year	112,147,677	52,527,942

Cash, cash equivalents and restricted cash at end of year	$30,474,482	$112,147,677

Supplemental disclosure of cash flow information:
Cash paid for interest	$9,388,441	$8,651,493

The accompanying notes are an integral part of these consolidated financial statements.

Crystal Financial LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2018 and December 31, 2017

1.	Organization

Crystal Financial LLC (“Crystal Financial” or the “Company”), along with its wholly owned subsidiary, Crystal Financial SPV LLC (“Crystal Financial SPV”), is a commercial finance company that primarily originates, underwrites, and manages secured debt to middle market companies within various industries. The Company was formed in the state of Delaware on March 18, 2010.

At December 31, 2018 and December 31, 2017, Solar Capital Ltd. (“Solar”) owns 100% of the outstanding ownership units of the Company.

The Company is based in Boston, Massachusetts with an office and employees in Atlanta, Georgia.

2.	Summary of Significant Accounting Policies

The following is a summary of significant accounting policies adopted by the Company:

Basis of Accounting

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Principles of Consolidation

The consolidated financial statements include the accounts of Crystal Financial and its wholly-owned subsidiary Crystal Financial SPV. All inter-company investments, accounts and transactions have been eliminated in these consolidated financial statements.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Estimates most susceptible to change include the allowance for loan losses, the valuation of the Company’s investment in equity securities, and the valuation of intangible assets as determined during impairment testing. Actual results could differ materially from those estimates.

Reclassification

Certain prior period amounts may have been reclassified to conform to the current period presentation.

Cash, Cash Equivalents, and Restricted Cash

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company held no cash equivalents at December 31, 2018 or December 31, 2017. Cash includes all deposits held at banks. Deposits in excess of amounts insured by the Federal Deposit Insurance Corporation (“FDIC”) are exposed to loss in the event of nonperformance by the institution. The Company has had cash deposits in excess of the FDIC insurance coverage and has not experienced any losses on such accounts.

Restricted cash consists of interest and fees collected on those loans held within Crystal Financial SPV that serve as collateral against the Company’s outstanding line of credit. Upon receipt, these funds are restricted from the Company’s access until the fifteenth of the following month. Also included in restricted cash may be funds that serve as collateral against loans outstanding to certain borrowers as well as funds that serve as collateral to outstanding letters of credit.

The Company adopted ASU 2016-18, Statement of Cash Flows (Topic 230) effective December 31, 2018. The guidance requires the statement of cash flows to explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash. Accordingly, amounts generally described as restricted cash will be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash

Crystal Financial LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2018 and December 31, 2017

2.	Summary of Significant Accounting Policies…continued

Cash, Cash Equivalents, and Restricted Cash…continued

flows. ASU 2016-18 must be applied using a retrospective transition method. Upon adoption of ASU 2016-18, for the year ended December 31, 2017, the Company recorded an increase of $1,322,337 in Net cash provided by operating activities and a decrease of $4,431,921 in Net cash provided by investing activities related to reclassifying the changes in the restricted cash balance and its impact on foreign currency gain/loss from operating and investing activities to the cash and cash equivalent balances within the Consolidated Statement of Cash Flows.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheet that sum to the total of the same such amounts shown in the consolidated statement of cash flows.

	December 31,
	2018	2017
Cash and cash equivalents	$20,506,906	$109,133,330
Restricted cash	9,967,576	3,014,347

Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	$30,474,482	$112,147,677

Loans

The Company typically classifies all loans as held to maturity. Loans funded by the Company are recorded at the amount of unpaid principal, net of unearned fees, discounts and the allowance for loan losses in the Company’s consolidated balance sheets.

Interest income is recorded on the accrual basis in accordance with the terms of the respective loan. Generally, interest is not accrued on loans with interest or principal payments 90 days or greater past due or on other loans when management believes collection is doubtful. Loans considered impaired, as defined below, are non-accruing. When a loan is placed on nonaccrual status, all interest previously accrued, but not collected, is reversed against current interest income and all future proceeds received will generally be applied against principal or interest, in the judgment of management. Interest on loans classified as nonaccrual is accounted for on the cash basis or cost-recovery method, until qualifying for return to accrual status. Loans are generally returned to accrual status when all of the principal and interest amounts contractually due are brought current and future payments are reasonably assured. At December 31, 2018 and December 31, 2017, there are two loans on nonaccrual status. The two loans on nonaccrual status are the same two loans classified as Criticized in the “Allowance for Loan Losses” note below. At December 31, 2018 and December 31, 2017, there are no interest or principal payments considered to be past due.

Allowance for Loan Losses

The allowance for loan losses is maintained at the amount estimated to be sufficient to absorb probable losses, net of recoveries, inherent in the loan portfolio at year end. Internal credit ratings assigned to the loans are periodically evaluated and adjusted to reflect the current credit risk of the loan. In accordance with applicable guidance, for loans not deemed to be impaired, management assigns a general loan allowance based on the borrower’s overall risk rating. All loans in the Company’s portfolio are individually evaluated when determining the overall risk rating. The risk ratings are derived upon consideration of a number of factors related to both the borrower and the borrower’s facility, with those factors related to the borrower’s facility being the key determinant of the overall risk rating. Risk factors of the borrower that are considered include asset and earnings quality, historical and projected financial performance, borrowing liquidity and/or access to capital. Risk factors of the facility that are considered include collateral coverage and the facility’s position within the overall capital structure. Upon consideration of each of the aforementioned factors, among others, the Company assigns each loan a

Crystal Financial LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2018 and December 31, 2017

2.	Summary of Significant Accounting Policies…continued

Allowance for Loan Losses…continued

borrower risk rating and a facility risk rating, which are then collectively used in developing the overall risk rating. The overall risk rating corresponds with an applicable reserve percentage which is applied to the face value of the loan in order to determine the Company’s allowance for loan losses. In establishing the applicable reserve percentages, the Company considers various factors including historical industry loss experience, the credit profile of the Company’s borrowers, as well as economic trends and conditions.

Specific allowances for loan losses are generally applied to impaired loans and are typically measured based on a comparison of the recorded carrying value of the loan to the present value of the loan’s expected cash flow using the loan’s effective interest rate, the loan’s estimated market price, or the estimated fair value of the underlying collateral, if the loan is collateral-dependent. Loans are charged off against the allowance at the earlier of either the substantial completion of the liquidation of assets securing the loan, or when senior management deems the loan to be permanently impaired.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due in accordance with the contractual terms of the loan agreement. All loans are individually evaluated for impairment according to the Company’s normal loan review process, including overall credit evaluation, nonaccrual status and payment experience. Loans identified as impaired are further evaluated to determine the estimated extent of impairment.

At December 31, 2018, two loans, with aggregate principal balances outstanding of $4,671,278, are deemed to be impaired. Reserves totaling $374,094 have been applied against these loans at December 31, 2018. As one of the borrowers continues to pay contractual cash-pay interest when due, interest payments totaling $193,801 were applied against the outstanding loan balance during the year. The other loan outstanding only had paid-in-kind interest obligations during the year, so no cash interest payments were applied against the outstanding principal balance.

At December 31, 2017, management deemed two loans, with aggregate principal balances outstanding of $4,997,842, to be impaired. Reserves totaling $404,230 were applied against these two loans during 2017, of which $6,966 relates to the unfunded commitment on one of the impaired loans. Both borrowers continued to pay contractual interest payments when due throughout 2017. Accordingly, $193,519 of interest payments received during the year were applied against the outstanding loan balances.

The Company’s average recorded investment in the impaired loans totaled $4,817,589 and $5,093,983 during the year ended December 31, 2018 and December 31, 2017, respectively.

Depending on the assigned internal risk rating, loans are classified as either Pass or Criticized. Generally, once a loan is classified as Criticized, a specific reserve analysis is required. Two loans, totaling $4,671,278 and $4,997,842 at December 31, 2018 and December 31, 2017, respectively, are classified as Criticized.

The Company also maintains an allowance on unfunded revolver and delayed draw term loan commitments. At December 31, 2018 and December 31, 2017, an allowance of $406,669 and $139,949, respectively, was recorded relating to these commitments. This amount is recorded as a component of other liabilities on the Company’s consolidated balance sheets with changes recorded in the provision for loan losses on the Company’s consolidated statements of operations. The methodology for determining the allowance for unfunded revolver and delayed draw term loan commitments is consistent with the methodology used for determining the allowance for loan losses, with the exception that only the portion of the outstanding commitment expected to be drawn is applied against the unfunded commitments.

Crystal Financial LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2018 and December 31, 2017

2.	Summary of Significant Accounting Policies…continued

Allowance for Loan Losses…continued

The summary of changes in the allowance for loan losses relating to funded commitments for the years ended December 31, 2018 and December 31, 2017 is as follows:

	Year Ended December 31, 2018
	Revolvers	Term Loans	Total
Balance, beginning of period	$192,188	$5,472,254	$5,664,442
Provision (credit) for loan losses-general	(98,594)	2,293,811	2,195,217
Provision for loan losses-specific	1,348	(24,518)	(23,170)
Charge- offs, net of recoveries	—	(53,421)	(53,421)

Balance, end of period	$94,942	$7,688,126	$7,783,068

Balance, end of period- general	$52,018	$7,356,956	$7,408,974

Balance, end of period- specific	$42,924	$331,170	$374,094

Loans
Loans collectively evaluated with general allowance	$2,747,228	$406,500,078	$409,247,306
Loans individually evaluated with specific allowance	858,479	3,812,799	4,671,278

Total loans	$3,605,707	$410,312,877	$413,918,584

	Year Ended December 31, 2017
	Revolvers	Term Loans	Total
Balance, beginning of period	$29,599	$7,243,257	$7,272,856
Provision (credit) for loan losses-general	121,013	(2,126,691)	(2,005,678)
Provision for loan losses-specific	41,576	355,688	397,264
Charge- offs, net of recoveries	—	—	—

Balance, end of period	$192,188	$5,472,254	$5,664,442

Balance, end of period-general	$150,612	$5,116,566	$5,267,178

Balance, end of period-specific	$41,576	$355,688	$397,264

Loans
Loans collectively evaluated with general allowance	$6,092,215	$289,504,884	$295,597,099
Loans individually evaluated with specific allowance	831,525	4,166,317	4,997,842

Total loans	$6,923,740	$293,671,201	$300,594,941

Deferred Financing Fees

Deferred financing fees represent fees and other direct incremental costs incurred in connection with the Company’s borrowings against its revolving credit facility (see Note 3). These amounts are amortized using the straight-line method into earnings as interest expense ratably over the contractual term of the facility. Net deferred financing fees totaled $2,652,654 and $1,509,299 at December 31, 2018 and December 31, 2017 and are included as a component of other assets on the accompanying consolidated balance sheets.

Crystal Financial LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2018 and December 31, 2017

2.	Summary of Significant Accounting Policies…continued

Tradename Intangible Asset

The Company was purchased by Solar and various employees of the Company on December 28, 2012 (the “Acquisition Date”). On the Acquisition Date, identified intangible assets included $14,520,000 related to the Crystal Financial tradename. The tradename has an indefinite life and therefore is not amortized. The Company reviews its intangible assets for impairment on an annual basis, at the end of the third quarter, or whenever events or changes in circumstances indicate that the book value of the asset may not be recoverable. When considering whether or not the tradename is impaired, the Company utilizes both qualitative and quantitative factors. The qualitative assessment involves determining whether events or circumstances exist that indicate that it is more likely than not that the intangible asset is impaired. If the qualitative assessment indicates that it is more likely than not that the intangible asset is impaired, or if the Company elects to not perform a qualitative assessment, then a quantitative assessment is performed, in which the Company is required to perform a recoverability test. An intangible asset is considered impaired if the carrying value of the asset exceeds the estimated fair value of the asset.

To estimate fair value, management primarily utilizes the relief from royalty method, which is an income approach. The income approach states that the value of an intangible asset is the present value of the future economic benefits that are generated by its ownership. Based on factors such as the projected revenue stream associated with the tradename, the estimated royalty rate, estimated long term growth rates, and discount rates, the fair value of the tradename is estimated to be $3,700,000 at December 31, 2017. Accordingly, an impairment charge totaling $10,820,000 was recorded during 2017. No further impairment was recorded during the year ended December 31, 2018 as the fair value was determined to be in excess of the carrying value.

Goodwill

In connection with the acquisition, the Company recorded goodwill equal to the excess of the purchase price over the fair value of assets acquired and liabilities assumed. Goodwill recognized on the Acquisition Date totaled $5,156,542. The Company assesses the realizability of goodwill annually at the end of the third quarter, or more frequently if events or circumstances indicate that impairment may exist.

The Company adopted ASU 2017-04, Intangibles- Goodwill and Other (Topic 350) (“ASU 2017-04”), during the year ended December 31, 2017. ASU 2017-04 eliminates the requirement of a Company to perform a two-step impairment test when determining the amount, if any, of goodwill impairment. In accordance with ASU 2017-04, the Company performed step one of the goodwill impairment test during both the years ended December 31, 2018 and December 31, 2017, which indicated that the fair value of the reporting entity was in excess of its carrying value. As such, no impairment was recorded.

As part of the step one testing for goodwill impairment, the fair value of the reporting unit is estimated by applying weighted percentages to the calculated fair values of the Company derived using both the income and market approaches. Under the income approach, the fair value is determined using a discounted cash flow analysis, which involves significant estimates and assumptions, including market conditions, discount rates, and projections of future cash flows. Using the market approach, the fair value is estimated by using comparable publicly traded companies, whose values are known, as a benchmark to establish an estimate of a multiple that is then applied to the Company. In accordance with ASU 2017-04, if it is determined during step one testing that the carrying value of the reporting entity exceeds the fair value, the Company would record an impairment charge equal to the amount by which the carrying value exceeds its fair value.

In accordance with the updated guidance, the Company continues to have the option to perform a qualitative goodwill impairment assessment before determining whether to proceed to step one of the impairment test. Further, the requirement for a reporting unit with a zero or negative carrying amount to perform a qualitative assessment is eliminated.

Crystal Financial LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2018 and December 31, 2017

2.	Summary of Significant Accounting Policies…continued

Interest Income

Interest income is recorded on the accrual basis to the extent that such amounts are expected to be collected. In accordance with the Company’s policy, accrued interest is evaluated periodically for collectability. The Company stops accruing interest on loans when it is determined that all amounts contractually owed to the Company are unlikely to be collected. The Company stopped accruing interest on two loans in the portfolio at both December 31, 2018 and December 31, 2017. All other accrued interest recognized is deemed to be collectible at both December 31, 2018 and December 31, 2017.

Fee Income Recognition

Certain loans in the Company’s portfolio have been issued at a discount. Others have been issued with equity securities, such as warrants, which require the Company to allocate a portion of the cost of the loan to the initial value of the warrants, as discussed further in the Investment in Equity Securities Section of this footnote. This allocation of value to the warrants creates a discount on the loan. Both the discounts on issuance and the discounts created as a result of allocating value to the Company’s warrants are accreted into income and added to the value of the respective loan over its contractual life using the effective interest method. Income related to the accretion of these discounts totals $797,509 and $92,084 during 2018 and 2017, respectively.

Nonrefundable loan fees and costs associated with the origination or purchase of loans are deferred and included in loans, net, in the consolidated balance sheets. These commitment fees, as well as certain other fees charged to borrowers, such as amendment and prepayment fees, are recorded in interest income, after receipt, over the remaining life of the loan using a method which approximates the interest method. Unused line fees are recorded in interest income when received. Unamortized fees totaling $6,359,566 and $4,775,168 are recorded as a component of unearned fee income on the accompanying consolidated balance sheets at December 31, 2018 and December 31, 2017.

Property and Equipment

Property and equipment includes furniture and fixtures, computer equipment and software, which are carried at cost. Such items are depreciated or amortized on a straight-line basis over the following useful lives:

Furniture and fixtures	5-7 years
Computer equipment	3-5 years
Computer software	3 years
Leasehold improvements	shorter of remaining lease term or the asset’s estimated useful life

Crystal Financial LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2018 and December 31, 2017

2.	Summary of Significant Accounting Policies…continued

Property and Equipment…continued

The cost basis of the Company’s property and equipment as well as the accumulated depreciation at December 31, 2018 and December 31, 2017, is as follows:

	December 31,
	2018	2017
Capital leases	$21,989	$21,989
Furniture and fixtures	26,954	26,954
Computer equipment	185,746	156,900
Computer software	42,499	42,499
Leasehold improvements	145,080	145,080

	$422,268	$393,422
Less: Accumulated depreciation	(373,952)	(323,284)

	$48,316	$70,138

Depreciation expense of $50,668 and $88,772 was recognized during the years ended December 31, 2018 and December 31, 2017, and is included as a component of occupancy and equipment expenses on the accompanying consolidated statements of operations.

Investment in Equity Securities

At times, the Company may receive equity securities such as warrants in conjunction with a loan funding. Upon the receipt of such securities, the Company allocates a value to the securities equal to their fair value on the date of issuance, which creates an original issue discount on the corresponding loan. This discount is accreted into interest income over the life of the loan using the effective interest method. The initial value of warrants obtained during the year ended December 31, 2018 totaled $5,206,612. The Company did not obtain any equity securities during 2017 and did not have any outstanding equity securities at December 31, 2017.

The Company accounts for equity securities in accordance with the guidance set forth in FASB ASC 825, Financial Instruments. At December 31, 2018, the Company has equity securities outstanding from two different borrowers, neither of which have readily determinable fair values, as defined in the applicable guidance. During the year ended December 31, 2018, the Company adopted the guidance set forth in ASU No. 2016-01, Financial Instruments- Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (ASU 2016-01). In accordance with ASU 2016-01, the Company has elected to account for the securities issued from one of the borrowers at fair value, with changes in fair value being recorded in earnings. The initial value of these securities totaled $5,154,407. During the year ended December 31, 2018, unrealized gains totaling $3,777,593 have been recorded on these securities and are recorded as a component of unrealized gain on investment in equity securities in the accompanying consolidated statement of operations.

The Company elected the measurement alternative, as set forth in the guidance, on those equity securities issued by the second borrower, thereby maintaining the securities at cost, less impairment, until an observable price change occurs. The total value of securities for which the measurement alternative was elected equals $52,205. No observable price changes have occurred, and therefore these securities continue to be carried at their initial value in the consolidated balance sheet at December 31, 2018.

Crystal Financial LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2018 and December 31, 2017

2.	Summary of Significant Accounting Policies…continued

Foreign Currency

The functional currency of the Company is the US Dollar. At December 31, 2018, the Company had three loans denominated in foreign currencies in its portfolio. At December 31, 2017, the Company had one loan in its portfolio denominated in a foreign currency. The Company also has the ability to borrow foreign currency denominated funds under its revolving line of credit (see Note 3). Gains and losses arising from exchange rate fluctuations on transactions denominated in currencies other than the US Dollar are included in earnings as incurred. The Company recorded unrealized losses on foreign currency translations totaling $103,198 and realized gains of $90,395 during the year ended December 31, 2018. Unrealized gains on foreign currency translations totaling $3,740,410 and realized losses of $2,789,448 were recognized during the year ended December 31, 2017.

Distributions

Distributions to members are recorded as of the date of declaration and are approved by the Company’s Board of Managers. Distributions totaling $7,500,000 and $7,900,000 have been declared by the Company at December 31, 2018 and December 31, 2017, respectively, but were not paid until the following year.

Income Taxes

The Company is a single member LLC treated as a disregarded entity for tax purposes. The sole member of Crystal Financial is individually liable for the taxes, if any, on its share of Crystal Financial’s income and expenses.

The Company applies the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standard Codification 740-10 (“ASC 740-10”), Accounting for Uncertainty in Income Taxes, an interpretation of FASB Accounting Standard Codification 740. ASC 740-10 provides a comprehensive model for the recognition, measurement and disclosure of uncertain income tax positions. The Company recognizes the tax effect of certain tax positions when it is more likely than not that the tax position will sustain upon examination, based solely on the technical merits of the tax position. As of December 31, 2018 and December 31, 2017, the Company does not have any uncertain tax positions that meet the recognition or measurement criteria of ASC 740-10.

As a disregarded entity, the Company has no obligation to file a U.S. federal return for tax periods beginning after July 28, 2016, the date the Company became a disregarded entity for tax purposes. The Company does however continue to file certain state tax returns. As of December 31, 2018, the Company is subject to examination by various state tax authorities for tax years beginning after December 31, 2015 and by the Internal Revenue Service for tax years beginning after December 31, 2015 and through July 28, 2016. The return filed for the period ended December 31, 2014 is also subject to examination by one state tax authority.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 provides a framework that replaces existing revenue recognition guidance and became effective for the Company during the fiscal year ended December 31, 2018. The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance provides a five-step process to achieve this core principle. The majority of the Company’s revenue streams, including interest and fee income associated with the origination or purchase of loans, are outside the scope of the new guidance and will therefore not be impacted with the implementation of the new standard. Agency fees, which are annual fees earned by the Company in exchange for providing administrative and collateral monitoring services, and unused line fees are within the scope of ASU 2014-09. The Company recognizes income on agency fees ratably over the one-year period as administrative and monitoring services are performed, in accordance with the updated guidance. The Company recognizes income on unused line fees ratably over the period that the unfunded commitment exists, which is also in accordance with the updated guidance. As such, the adoption of ASU 2014-09 did not have a material impact on the Company’s consolidated financial statements.

Crystal Financial LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2018 and December 31, 2017

2.	Summary of Significant Accounting Policies…continued

Recently Issued Accounting Pronouncements…continued

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). ASU 2016-02 amends existing guidance related to the accounting for leases. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term greater than twelve months, regardless of their classification. Leases with a term of twelve months or less will be accounted for in a manner similar to existing guidance for operating leases today. ASU 2016-02 will be effective for the Company for its fiscal year beginning after December 15, 2019. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments- Credit Losses (Topic 326). ASU 2016-13 sets forth a current expected credit loss (“CECL”) model which requires the Company to measure all expected credit losses for financial instruments held at the reporting date based on historical experience, current conditions and reasonable supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost and applies to some off-balance sheet credit exposures. ASU 2016-13 will be effective for the Company for its fiscal year beginning after December 15, 2020. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework- Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 improves the effectiveness of disclosure requirements on fair value measurement by eliminating certain disclosure requirements for fair value measurements for all entities, requiring public entities to disclose certain new information and modifying some of the existing disclosure requirements. The amendments in this ASU are effective for fiscal years beginning after December 15, 2019. Early adoption is permitted. The Company is currently evaluating the impact of the new guidance on the Company’s consolidated financial statements.

3.	Debt Obligations and Financings

Revolving Credit Facility

On May 12, 2011, the Company entered into a Loan Financing and Servicing Agreement (the “Credit Agreement”) with Deutsche Bank AG (the “Lender”) in the form of a revolving credit facility. After various amendments, the lender group was expanded and includes both Citibank, N.A. and Citizens Business Capital (together with Deutsche Bank AG, the “Lenders”) at December 31, 2018.

The Company has the ability to borrow funds denominated in certain foreign currencies under the facility. The maximum amount available to be borrowed in foreign denominated currencies is the USD equivalent of $99,000,000. During 2018 and 2017, the Company incurred fees and expenses totaling $1,770,514 and $7,527 in connection with certain amendments to the credit facility.

At December 31, 2018, the amount available to be borrowed under the facility is the lesser of (a) $330,000,000 or (b) the amount calculated and available per the Borrowing Base, as defined in the amended Credit Agreement. Borrowings on the facility bear interest at a rate of 2.85% plus the Lenders’ cost of funds, as defined in the Credit Agreement. The applicable cost of funds varies depending on the currency in which the funds are borrowed. At December 31, 2018, the effective rates were between 2.85% and 5.53%. The Company also pays an undrawn fee on unfunded commitments and an administrative agent fee. At December 31, 2018 and December 31, 2017, the USD equivalent of all borrowings outstanding under the facility totaled $205,990,202 and $176,454,049, respectively.

Crystal Financial LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2018 and December 31, 2017

3.	Debt Obligations and Financings…continued

Revolving Credit Facility…continued

The remaining capacity under the facility at December 31, 2018, subject to borrowing base constraints, totals $124,009,798. The facility terminates on the earlier of September 20, 2022 or upon the occurrence of a Facility Termination Event, as defined in the amended Credit Agreement.

Commencing on March 20, 2021 and continuing every three months until the facility’s termination date, the Company may be required to make principal pay-downs on certain amounts outstanding. The amount to be paid down is contingent upon the future amount outstanding as well as the amount of future non-mandatory prepayments made on the credit facility.

Cash, as well as those of the Company’s loans that are held within Crystal Financial SPV, serve as collateral against the facility. At December 31, 2018 and 2017, the amount of cash and the face value of loans pledged as collateral were $25,541,882 and $407,253,844, and $52,541,818 and $291,157,396, respectively. The Company has made certain customary representations and warranties under the facility, and is required to comply with various covenants, reporting requirements, and other customary requirements for similar credit facilities. The Credit Agreement includes usual and customary events of default for credit facilities of this nature. The Company is in compliance with all covenants at December 31, 2018 and December 31, 2017.

Operating and Capital Leases

The Company leases office space and equipment under various operating and capital lease agreements. Future minimum lease commitments under these leases are as follows:

	Operating Leases	Capital Leases
2019	$814,970	2,500
2020	468,212	—

	$1,283,182	2,500

Less: Amount representing interest		21

Present value of minimum capital lease payments
Including current maturities of $2,479		$2,479

4.	Related Party Activity

On March 15, 2013, Crystal Financial committed $50,750,000 of capital to Crystal Financial SBIC LP (the “Fund”) in exchange for a 65.91% limited partner interest. Crystal Financial SBIC LP was established to operate as a small business investment company under the Small Business Investment Company (“SBIC”) Act. Of the total amount committed, $21,883,314 remains unfunded at both December 31, 2018 and December 31, 2017.

Certain of the managing members of the Fund’s general partner, Crystal SBIC GP LLC (the “General Partner”), are also members of Crystal Financial’s management team. Crystal Financial and the General Partner have entered into a Services Agreement whereby Crystal Financial provides certain administrative services to the General Partner in exchange for a waiver of the quarterly management fee that it owes to the General Partner. Crystal Financial has also entered into a Loan Agreement with the Fund in order to meet short term capital needs. The total commitment of the Loan Agreement is $30,000,000 at both December 31, 2018 and December 31, 2017. There are no amounts outstanding under the Loan Agreement at December 31, 2018. At December 31, 2017, $1,025,000 remained outstanding under the Loan Agreement. Amounts outstanding on the Loan Agreement accrue interest at Prime plus 0.50%, unless such amount is less than 4.00%, in which case interest accrues at Libor plus 4.00%, up to a maximum of 5.00%. At December 31, 2018, borrowings on the facility accrue interest at 5.00%. Crystal Financial earned interest income on this facility totaling $48,304 and $114,130 during 2018 and 2017, respectively. The Loan Agreement, which was renewed during 2018, expires on June 18, 2019 and may be extended or renewed at the sole discretion of the Company.

Crystal Financial LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2018 and December 31, 2017

4.	Related Party Activity…continued

The Company accounts for its limited partner interest in the Fund as an equity method investment in the accompanying consolidated financial statements (see Note 7). Crystal Financial did not make any contributions to the Fund during 2018 and contributed $7,447,344 to the Fund during 2017. Cash distributions from the Fund totaled $5,627,623 and $3,979,195 during 2018 and 2017, respectively. In accordance with the equity method of accounting, the Company was allocated net income from the Fund totaling $6,458,627 and $1,859,739 for the years ended December 31, 2018 and December 31, 2017. These amounts represent the Company’s allocation of the Fund’s net income in accordance with the Fund’s Limited Partnership Agreement. Crystal Financial’s investment in the Fund is recorded as Investment in Crystal Financial SBIC LP in the accompanying consolidated balance sheets and its share of earnings and losses are recorded as Interest in earnings of equity method investee on the consolidated statements of operations.

5.	Member’s Capital

Crystal Financial has issued limited liability company interests, referred to as Class A Units. Each unit entitles its holder to one vote on all matters submitted to a vote of the members. At December 31, 2018 and December 31, 2017, the Company has 280,303 outstanding Class A Units, all of which are owned by Solar.

6.	Commitments and Contingencies

The Company is party to financial instruments with off-balance sheet risk including unfunded revolver and delayed draw term loan commitments to certain borrowers.

Under the revolving credit and delayed draw term loans, aggregate unfunded commitments total $61,357,090 and $16,460,726 at December 31, 2018 and December 31, 2017. These agreements have fixed expiration dates. The revolving credit agreements typically require payment of a monthly fee equal to a certain percentage times the unused portion of the revolving line of credit. As the unfunded commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of credit that can be extended under each of the revolving credit agreements and delayed draw term loan agreements is typically limited to the borrower’s available collateral, which is used in calculating the borrower’s borrowing base at the time of a respective draw.

Effective January 1, 2013, certain employees of Crystal Financial, including members of management, entered into a long- term incentive plan agreement (“LTIP Agreement”). In accordance with the terms of the LTIP Agreement, a bonus pool is calculated each calendar year, beginning with the amount calculated in 2014 with respect to results for the year ended December 31, 2013 and is based upon the achievement of certain operating results during the year. The bonus pool calculated and earned for each calendar year will be paid out two years after the year in which the bonus pool is calculated and earned. The calculated bonus pool is subject to a look-back calculation which could cause the amount that is ultimately paid out to be less than the amount originally calculated. Amounts recorded pursuant to the LTIP Agreement during the years ended December 31, 2018 and December 31, 2017, are included as a component of accrued expenses on the accompanying consolidated balance sheets and as a component of compensation and benefits expense on the accompanying consolidated statements of operations.

Crystal Financial LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2018 and December 31, 2017

7.	Variable Interest Entity

In accordance with the consolidation guidance, the Company evaluates (a) whether it holds a variable interest in an entity, (b) whether the entity is a variable interest entity (“VIE”) and (c) whether the Company is the primary beneficiary of the VIE. The granting of substantive kick-out rights is a key consideration in determining whether a limited partnership is a VIE and whether or not that entity should be consolidated. In evaluating whether or not Crystal Financial SBIC LP is a VIE of the Company, it is noted that the Limited Partnership Agreement of Crystal Financial SBIC LP does not permit a simple majority of the limited partners to exercise kick-out rights, and therefore these rights are deemed to not be substantive. Accordingly, Crystal Financial SBIC LP is deemed to be a VIE. In assessing whether or not the VIE should be consolidated, it was determined that substantially all of the VIE’s activities are not conducted on behalf of Crystal Financial or its de facto agents. Accordingly, the Company does not consolidate Crystal Financial SBIC LP in the accompanying financial statements.

The following table sets forth the information with respect to the unconsolidated variable interest entity in which the Company holds a variable interest as of December 31, 2018 and December 31, 2017.

	December 31, 2018	December 31, 2017
Bridge loan with the VIE included on the Consolidated Balance Sheets	$—	$1,025,000
Equity interest included on the Consolidated Balance Sheets	32,139,735	31,308,731
Maximum risk of loss (1)	54,023,049	54,217,045

(1)	includes the equity investment the Company has made, or could be required to make, and amounts outstanding under the Loan Agreement with Crystal Financial SBIC LP.

8.	Fair Value of Financial Instruments

ASC 820, Fair Value Measurements (“ASC 820”) establishes a three-level hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument

Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following tables present recorded amounts of financial assets measured at fair value on a recurring basis at December 31, 2018. There were no financial assets or liabilities measured at fair value on a recurring basis outstanding at December 31, 2017.

December 31, 2018:
	Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Value in Consolidated Balance Sheet
Assets:
Investment in equity securities	$—	$—	$8,932,000	$8,932,000

Total assets recorded at fair value on a recurring basis	$—	$—	$8,932,000	$8,932,000

Crystal Financial LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2018 and December 31, 2017

8.	Fair Value of Financial Instruments…continued

The fair values of the Company’s investments in equity securities are determined using widely accepted valuation techniques. The initial values of the Company’s equity securities were determined using the market approach combined with the option-pricing model. Both observable and unobservable inputs, including expected term and implied volatilities were utilized in the valuation of these securities. At December 31, 2018, the Company adjusted the fair value of the equity securities obtained from one of its borrowers as a result of a recent transaction. Accordingly, an unrealized gain totaling $3,777,593 was recorded to the accompanying consolidated statement of operations.

The table below illustrates the change in balance sheet amounts during the years ended December 31, 2018 and December 31, 2017, for financial instruments measured on a recurring basis and classified by the Company as level 3 in the valuation hierarchy. When a determination is made to classify a financial instrument as level 3, the determination is based upon the significance of the unobservable parameters to the overall fair value measurement. Level 3 financial instruments typically include, in addition to the unobservable or level 3 components, observable components. As the fair value of the Company’s investment in equity securities is based on a recent transaction price, the fair value calculation at December 31, 2018 did not use significant unobservable inputs developed by the Company.

	Forward contracts	Investment in Equity Securities
Fair value, December 31, 2016	$360,313	$—
Total gains or losses included in earnings:
Net realized loss	(534,582)	—
Net change in unrealized loss	(360,313)	—
Net proceeds paid at settlement	(471,574)	—
Net payments made at settlement	1,006,156	—
Transfers into Level 3	—	—
Transfers out of Level 3	—	—

Fair value, December 31, 2017	—	—
Investment in equity securities		5,154,407
Total gains or losses included in earnings:
Net change in unrealized gain	—	3,777,593
Transfers into Level 3	—	—
Transfers out of Level 3	—	—

Fair value, December 31, 2018	$—	$8,932,000

Financial instruments that are not recorded at fair value on a recurring basis consist of cash, restricted cash, interest receivable, loans receivable, its investment in Crystal Financial SBIC LP, derivative instruments, collateral held for borrower obligations and the revolving credit facility. Due to the short-term nature of the Company’s cash, restricted cash, interest receivable, and collateral held for borrower obligations, the carrying value approximates fair value.

The Company’s loans receivable are recorded at outstanding principal, net of any deferred fees and costs, unamortized purchase discounts and the allowance for loan losses. If the Company elected the fair value option, the estimated fair value of the Company’s loans receivable would be derived using among other things, a discounted cash flow methodology, that considers various factors including the type of loan and related collateral, current market yields for similar debt investments, estimated cash flows, as well as a discount rate that reflects the Company’s assessment of risk inherent in the cash flow estimates.

Crystal Financial LLC

Notes to Consolidated Financial Statements

Years Ended December 31, 2018 and December 31, 2017

8.	Fair Value of Financial Instruments…continued

If the Company elected the fair value option, the estimated fair value of the Company’s revolving credit facility at December 31, 2018 and December 31, 2017, would approximate the carrying value. The fair value is estimated based on consideration of current market interest rates for similar debt instruments.

The following table presents the carrying amounts, estimated fair values, and placement in the fair value hierarchy of the Company’s long-term financial instruments, at December 31, 2018 and December 31, 2017.

December 31, 2018
			Fair Value Measurements
	Carrying Amount	Estimated Fair Value	Level 1	Level 2	Level 3
Financial assets:
Loans receivable	$413,918,584	$413,587,414	$—	$—	$413,587,414
Investment in Crystal Financial SBIC LP	32,139,735	32,139,735	—	—	32,139,735
Financial liabilities:
Revolving credit facility	205,990,202	205,990,202	—	—	205,990,202

December 31, 2017
			Fair Value Measurements
	Carrying Amount	Estimated Fair Value	Level 1	Level 2	Level 3
Financial assets:
Loans receivable	$300,594,941	$300,239,240	$—	$—	$300,239,240
Investment in Crystal Financial SBIC LP	31,308,731	$31,308,731	—	—	31,308,731
Financial liabilities:
Revolving credit facility	176,454,049	176,454,049	—	—	176,454,049

9.	Subsequent Events

The Company has evaluated subsequent events through February 13, 2019, the date which the financial statements were available to be issued. Other than those described in the preceding notes, no material subsequent events have occurred through this date.